Dwight Hopewell
Direct Dial (804) 343-4380
Telefax (804) 225-8706
E-Mail Address dhopewell@cantorarkema.com

April 26, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	First Capital Bancorp, Inc.
Registration Statement on Form SB-2 (Registration No. 333-141312)

Ladies and Gentlemen:

On behalf of First Capital Bancorp, Inc. (the “Company”), filing herewith Amendment No. 1 to the above Registration Statement on Form SB-2 (including the Prospectus as amended) with exhibits thereto.

The Amendment No. 1 is intended to respond to the comments contained in a letter dated April 16, 2007 from Mark Webb, Branch Chief.

The following summarizes the Company’s responses to the comments received in the order (and numbered in accordance with) the order in which they appear in the comment letter.

1.	Appropriate change has been made on page 1.

2.	Appropriate changes have been made on page 3 to clarify that the company anticipates having a total of 10 to 12 branches open at the end of the period.

3.	A new subsection has been added on page 4.

4.	Appropriate change has been made on page 7.

5.	Appropriate changes have been made to certain of the risk factors on pages 7 to 10 to eliminate the language cited.

6.	A new paragraph has been added on page 42. Because of where the new paragraph has been added the cross reference has not changed.

7.	In addition to affecting the Company’s ability to rely on the safe harbor, the characterization of this offering as an “initial public offering” creates a number of issues affecting the underwriters and their sale efforts. As indicated in a conversation with Mike Clampitt, we do not believe this offering constitutes an “initial public offering” for the reasons set forth below.

First Capital Bank began filing 1934 Act reports with the Federal Reserve Board beginning in 2000. In addition, First Capital Bank completed a number of offerings of its common stock pursuant to an applicable exemption under the 1933 Act. In connection therewith, an informal trading market in First Capital Bank’s common stock developed.

On September 8, 2006, First Capital Bank and First Capital Bancorp, Inc. completed a share exchange pursuant to which First Capital Bancorp, Inc. became the holding company for First Capital Bank. The exchange was completed in reliance on the exemption provided by Section 3(a)(12) of the 1933 Act. Since that time, First Capital Bancorp, Inc. has filed reports with the Commission, and an informal trading market in First Capital Bancorp, Inc. shares has developed.

Although this offering is the first registered offering for either First Capital Bank or First Capital Bancorp, Inc., we do not believe it should be classified as an “initial public offering” in light of the foregoing history.

8.	The applicable tables and disclosures have been revised, and additional tables and disclosures included, pursuant to Industry Guide 3.

9.	The applicable tables and disclosures have been revised, and additional tables and disclosures included, pursuant to Industry Guide 3

10.	The applicable tables and disclosures have been revised, and additional tables and disclosures included, pursuant to Industry Guide 3

11.	The language on page 32 has been revised to clarify the various relationships and to include the additional disclosures.

12.	The required table has been added on page 43.

13.	The compensation table and the footnotes on pages 43—44 have been revised accordingly. Please note that upon further review of the compensation table, we have elected to delete the information for 2005 because it is not required.

14.	The table has been revised to include information regarding bonus payments that were earned in 2006, but not paid until 2007. Please note that upon further review of the compensation table, we have elected to delete the information for 2005 because it is not required.

15.	The additional disclosures have been inserted on page 45.

16.	Appropriate disclosure has been added in connection with the executive compensation table on pages 43 - 44.

17.	Appropriate change has been made on page 47.

18.	Appropriate change has been made on page 62.

19.	Additional disclosure has been added in Note 3 - Investment Securities on page F-13 to reflect how the Company accounts for these entities.

20.	The disclosure in Note 1 on page F-10 has been revised to indicate management’s consideration of FIN 44 as it relates to the acceleration of stock options in December 2005. The Company does not believe the acceleration has had any impact on the life of the options as originally granted. Since the acceleration, through 2006, no options have been exercised or forfeited.

21.	Schedule of contractual maturities of securities on page F-12 has been revised to include weighted average yield for each maturity range.

22.	Disclosure on page F-12 has been revised to reflect intent to hold securities in an unrealized loss position for greater than 12 months for the forseeable future.

23.	In light of various timing issues, we have decided to include 1st quarter numbers and information in the registration statement. This additional information and the applicable disclosures will be included in a subsequent amendment.

24.	Updated consent is included as an exhibit to the amendment.

25.	The exhibits that were not previously filed with the Commission are being filed with the amendment. Please note that certain of the exhibits incorporated by reference were previously filed with the Commission.

The Company hopes that the review process will be completed soon. If you have any questions, please contact the undersigned at (804) 343-4380 or Kevin Pomfret at (804) 343-4384.

Sincerely,

/s/ Dwight Hopewell
Dwight Hopewell

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